Designated Filer:	Brookfield Retail Split LP
Issuer & Ticker Symbol	Howard Hughes Corporation [HHC]
Date of Event Requiring Statement:	June 8, 2012

Joint Filers:

1. Name:	Brookfield REP GP Inc.
Address:	Three World Financial Center, 200 Vesey Street, New York, NY 10281